UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of September 2012
Commission File Number: 001-32199

Ship Finance International Limited
(Translation of registrant's name into English)

Par-la-Ville Place 14 Par-la-Ville Road Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated August 28, 2012, announcing its preliminary financial results for the quarter ended June 30, 2012.

EXHIBIT 1

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports preliminary 2Q 2012 results and quarterly dividend of $0.39 per share

Hamilton, Bermuda, August 28, 2012. Ship Finance International Limited ("Ship Finance" or the "Company") today announced its preliminary financial results for the quarter ended June 30, 2012.

Highlights

•	The Board of Directors has declared a quarterly dividend of $0.39 per share.

•	$16.3 million, or $0.21 per share, accumulated in cash sweep from Frontline.

•	Fleet renewal continues with seven drybulk newbuildings delivered over the last year and six older OBOs and VLCCs sold.

•	Selected key financial data for the quarter compared to the previous quarter:

	Three Months Ended
	Jun 30, 2012	Mar 31, 2012
Charter revenues(1)	$185m	$186m
EBITDA(2)	$151m	$154m
Net income	$61m	$39m
Earnings per share	$0.77	$0.49
Dividend per share	$0.39	$0.39

Dividends and Results for the Quarter Ended June 30, 2012

The Board of Directors has declared a quarterly cash dividend of $0.39 per share, and Ship Finance has now paid dividends for 34 consecutive quarters. The dividend will be paid on or about September 28, 2012 to shareholders of record as of September 14, 2012. The ex-dividend date will be September 12, 2012.

The Company reported total U.S. GAAP operating revenues on a consolidated basis of $83.6 million, or $1.06 per share, in the second quarter of 2012. This number excludes $14.8 million of revenues classified as 'repayment of investments in finance lease', and also excludes $88.0 million of charter revenues earned by assets classified as 'investment in associate'.

The cash sweep agreement with Frontline had a positive effect of $16.3 million, or $0.21 per share in the second quarter. The cash sweep for the full year 2012 is payable in March 2013, and a total of $29.9 million has accumulated in the first two quarters.

There was a $0.6 million, or $0.01 per share, accrual to the 25% profit share for revenues in excess of the original base rates in the quarter. Following Frontline's $50 million prepayment of profit share in 2011, another $48 million of profit share will need to accumulate before profit share revenues are recognized in the consolidated accounts.

The Company recorded a $21.7 million book gain relating to the termination of the Horizon Lines charters in the second quarter. The gain includes $16 million relating to second-lien notes received, $1.7 million relating to warrants received and $4.0 million in fuel and inventory. At the end of the quarter, the book value of the warrants was reduced by $0.5 million to $1.2 million through an asset impairment charge.

Reported net operating income pursuant to U.S. GAAP for the quarter was $66.4 million, or $0.84 per share, and reported net income was $61.2 million, or $0.77 per share.

1.	Charter revenues includes total charter hire from all vessels and rigs, including assets in 100% owned subsidiaries classified as 'Investment in associates' and cash sweep income.
2.	EBITDA is a non- GAAP measure and includes assets in 100% owned subsidiaries classified as 'Investment in associates'. For more details please see Appendix 1: Reconciliation of Net Income to EBITDA.

Ole B. Hjertaker, Chief Executive Officer in Ship Finance Management AS said in a comment: "We continue to deliver positive results and have paid quarterly cash dividends since our operations began in 2004. Our fleet renewal is progressing well and we have sold six older OBOs and VLCCs over the last year and at the same time taken delivery of seven newbuilding drybulk vessels. We still have another six newbuildings to be delivered in 2012-2013, but very low remaining net capital expenditures after financing.

Mr Hjertaker continued: "The spot market is challenging in many segments and few shipping companies have access to capital for new investments right now. Concurrently, we have seen both secondhand and newbuilding prices fall sharply over the last 12 months, to levels not seen for a decade. While we have been cautious and not made new investments for some time, the current market environment could prove to be an interesting time to invest selectively in modern assets with the aim to build our long-term distribution capacity."

Business Update

As of June 30, 2012, the fixed-rate charter backlog from our fleet of 68 vessels and rigs was approximately $5.5 billion, with an average remaining charter term of 6.9 years, or 10.5 years if weighted by charter revenue. Some of our charters include purchase options which, if exercised, would reduce the fixed charter backlog and average remaining charter term.

Ship Finance's newbuilding program is progressing according to plan, and the Company has six vessels remaining under construction. Two 32,000 dwt Handysize drybulk carriers are scheduled to be delivered in the fourth quarter 2012 and first quarter of 2013, and four 4,800 teu container vessels are scheduled to be delivered in 2013. All these vessels have been chartered out on medium- to long-term charters.

In July 2012, the 1992-built OBO Front Rider was delivered to its new owners and we simultaneously terminated the charter to Frontline. Net proceeds from the sale were approximately $10.2 million including a compensation of $0.4 million payable by Frontline for the early termination of the lease. As a result of the sale, the Company expects to record a book gain of approximately $1.7 million in the third quarter of 2012.

In August 2012, Ship Finance agreed to sell the 1991-built OBO Front Climber and simultaneously agreed to terminate the charter to Frontline. Net proceeds from the sale is expected to be approximately $9.0 million including a compensation of approximately $0.6 million payable by Frontline for the early termination of the lease. As a result of the sale, the Company expects to record a book gain of approximately $1.1 million in the third quarter of 2012.

The average threshold level for the cash sweep in the quarter was approximately $19,700 per day for VLCCs, $13,200 per day for Suezmaxes and $9,000 per day for OBOs. As the overall market earnings in the second quarter were above these threshold levels, a cash sweep of $16.3 million accumulated in the quarter and aggregate cash sweep was $29.9 million at June 30, 2012.

Ship Finance also accrued a profit share of $0.6 million in the second quarter. The profit share is calculated as 25% of revenues in excess of the original base rates. As part of the amended charter agreement, Frontline prepaid $50 million of this profit share in December 2011, and no profit share will therefore be recorded in our accounts before the aggregate profit share exceeds this prepaid amount.

Following a rebound in the first quarter 2012, the crude oil tanker market remained relatively firm into the second quarter. However, based on broker reports, the crude oil tanker market has softened into the third quarter, and we expect the quarter to be weaker overall than the preceding two quarters. If the soft market persists for the remainder of the year, it may have an adverse effect on the cash sweep receivable for the year as a whole.

In April 2012, Ship Finance agreed to terminate the long-term bareboat charter agreements with Horizon Lines relating to five 2,800teu container vessels. The Company received a termination compensation of $40 million nominal value in second lien notes in Horizon Lines LLC and warrants exercisable into ten percent of the common stock in the parent company Horizon Lines, Inc. In addition, Ship Finance took over fuel and inventory onboard the vessels, and Horizon Lines will cover expenses relating to reactivation and repositioning of the vessels.

The vessels have now been reactivated out of layup, and three of the vessels are chartered out on short-term charters. In addition, the Company has two 1,700teu container vessels which are also employed in the short-term charter market.

The charter market is currently relatively soft for feeder-size container vessels, with charter rates in the $6,000 to $7,500 range on timecharter basis for 3-12 month charters, and marginally higher for longer-term employment. The Company's intention is to continue employing these vessels in the short-term market until long-term rates recover.

In July 2012, Hong Xiang redelivered four 34,000 dwt Handysize drybulk carriers before final maturity of the charters. At the time of redelivery, Hong Xiang had failed to pay charter hire for approximately three months, but as Hong Xiang had sub-chartered the vessels in the market, we managed to collect significant amounts in hire from these sub-charters during that period. At the end of the second quarter, approximately $4.2 million was recorded in trade receivables relating to these vessels, but a part of this has subsequently been recovered from the sub-charters. All the vessels were immediately re-chartered on short-term charters.

Ship Finance has a performance guarantee from Hong Xiang's parent company Beijing Jianlong Group, a large private Chinese industrial conglomerate, and will aggressively pursue all available means to recover amounts due under the charters and claim for damages caused by Hong Xiang's and Beijing Jianlong Group's unwillingness to perform on their obligations.

The drybulk market has been challenging in 2012, particularly for the larger-size vessels. The market has been better for Supramax and Handysize drybulk vessels, but we have seen a softening in charter rates also in these segments lately. The long-term charter market is only marginally higher than the short-term market, and the Company's intention is to continue employing the four Handysize vessels in the short-term market until market rates recover.

The Company's four drilling units are on long-term fixed-rate bareboat contracts to Seadrill and Apexindo. The drilling units generated approximately $85 million of combined charter revenues in the second quarter. All of our drilling units are sub-chartered to oil companies on profitable terms, and based on the fixed-rate charter structure for these assets, Ship Finance is not directly impacted by short-term fluctuations in the drilling market.

Ship Finance owns a number of other vessels, including offshore support vessels, container vessels and drybulk carriers. A large part of these vessels and rigs, including newbuildings, are chartered on long-term, fixed-rate contracts that provide the Company with stability in cash-flow and earnings, irrespective of fluctuations in the short-term charter market.

Financing and Capital Expenditure

As of June 30, 2012, Ship Finance had $101 million in cash and cash equivalents, and the Company is in compliance with all financial covenants. Many of our financing arrangements are in subsidiaries with only limited guarantees from Ship Finance.

At quarter end, the Company had gross estimated remaining capital commitments of approximately $224 million relating to two drybulk carriers and four container vessels. We have secured long-term bank financing for all vessels under construction, and have paid significant amounts to the shipyards already. The remaining capital expenditures relating to newbuildings is therefore limited, with approximately $3 million net investment in second half 2012 and only $23 million in net investments in 2013.

	3Q 2012	4Q 2012	2013	Total
Drybulk	$5 mill.	$11 mill.	$6 mill.	$22 mill.
Container	$12 mill.	$17 mill.	$173 mill.	$202 mill.
Total investment	$17 mill.	$28 mill.	$179 mill.	$224 mill.
Committed financing	$(10) mill.	$(32) mill.	$(156) mill.	$(198) mill.
Net investment(1)	$7 mill.	$(4) mill.	$23 mill.	$26 mill.

(1)	A negative number for 'net investments' means that the transactions will be cash positive for the Company

Strategy and Outlook

The management is committed to continue the conservative profile of the Company and the strategy is to charter out the majority of our assets on long-term charters to reputable operators in the shipping and offshore markets. Our diversified and extensive charter portfolio with more than 10 years average remaining weighted charter coverage provides the Company with a robust business platform, and supports a predictable long-term dividend capacity.

While there have been situations where we have renegotiated terms or charters have been terminated, the majority of our shipping clients have performed well during the current shipping downturn. A significant portion of our distribution capacity derives from the offshore segment which, unlike the shipping segment, has been very strong for a long period. We have chartered our vessels and rigs to 15 different customers, and all are current with their charter payments to us.

In the current market environment, several banks are either leaving the shipping market or reducing their exposure. At the same time we see softer asset prices in several segments. We believe the combination of a challenging banking market and low asset prices will create significant opportunities for Ship Finance. The Company is also prepared to take more asset exposure from time to time in order to secure upside from potential appreciation in asset values and charter rates when the underlying markets improve.

Accounting Items

Under U.S. GAAP, subsidiaries owning the drilling units West Polaris, West Hercules and West Taurus and the subsidiaries leasing the container vessels CMA CGM Magellan and CMA CGM Corte Real have been accounted for as 'investment in associate' using the 'equity method'. These subsidiaries are wholly owned by Ship Finance, but due to the conservative structure of the transactions, Ship Finance has not been deemed 'primary beneficiary' according to U.S. GAAP.

As a result of the accounting treatment, operating revenues, operating expenses and interest expenses in these subsidiaries are not shown in Ship Finance's consolidated Income Statement. Instead, the net contribution from these subsidiaries is recognized as a combination of 'Interest income from associates and long term investments' and 'Results in associate'.

In Ship Finance's consolidated Balance Sheet statement, the net investments are shown as a combination of 'Investment in associate' and 'Amount due from related parties – Long term'. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, drydocking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

August 28, 2012

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions should be directed to Ship Finance Management AS represented by:

Harald Gurvin, Chief Financial Officer, +47 23114009
Magnus T. Valeberg, Senior Vice President, +47 23114012

SHIP FINANCE INTERNATIONAL LIMITED
SECOND QUARTER 2012 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Jun, 30	Mar, 31	2011
except per share data)	2012	2012	(audited)

Charter revenues - operating lease	34,215	37,240	120,024
Charter revenues - finance lease(1)	47,856	49,052	380,518
Revenues classified as Repayment of investment in finance leases(1)	(14,754)	(15,777)	(205,910)
Profit share income	622	1,410	482
Profit share income prepaid(2)	(622)	(1,410)	-
Cash sweep income	16,312	13,605	-
Total operating revenues	83,629	84,120	295,114

Gain / (loss) on sale of assets and termination of charters	21,704	2,222	8,468

Vessel operating expenses	(23,142)	(21,664)	(81,063)
Administrative expenses	(2,272)	(2,197)	(9,885)
Depreciation	(13,533)	(14,261)	(49,929)

Total operating expenses	(38,947)	(38,122)	(140,877)

Operating income	66,386	48,220	162,705

Results in associate(3)	11,219	11,441	50,902
Interest income from associates and long term investments(3)	5,653	5,652	21,851
Interest income, other	1,137	618	1,550
Interest expense	(21,635)	(22,929)	(96,247)
Amortisation of deferred charges	(1,415)	(1,421)	(7,131)
Gain on sale of associate	-	-	4,064
Other financial items	9	(594)	(2,111)
Impairment adjustment to investment	(463)	(2,890)	-
Mark to Market of Derivatives	335	855	(4,408)
Taxes	-	-	-
Net income	61,226	38,952	131,175

Basic earnings per share ($)	0.77	0.49	1.66

Weighted average number of shares	79,225,000	79,127,198	79,125,000
Common shares outstanding	79,225,000	79,225,000	79,125,000

(1)	'Full year 2011' includes the $106 million compensation received from Frontline.
(2)	Frontline prepaid $50 million in profit share in December 2011. Remaining threshold before additional profit share will accrue is approximately $48 million.
(3)
Four of our subsidiaries, related to five of our units were accounted for as 'Investment in associate' during the quarter. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of 'Results in associate' and 'Interest income from associates and long term investments'.

SHIP FINANCE INTERNATIONAL LIMITED
SECOND QUARTER 2012 REPORT (UNAUDITED)

BALANCE SHEET	Jun, 30	Mar, 31	Dec 31, 2011
(in thousands of $)	2012	2012	(audited)
ASSETS
Short term
Cash and cash equivalents	100,788	111,586	94,915
Restricted cash	-	-	-
Available for sale securities	39,664	23,964	23,324
Amount due from related parties	30,451	23,908	9,775
Other current assets	73,562	67,538	64,749

Long term
Newbuildings and vessel deposits	61,965	50,546	123,750
Vessels and equipment, net	973,982	987,516	896,830
Investment in finance leases	1,135,736	1,147,883	1,159,900
Investment in associate(1)	203,588	186,252	169,838
Amount due from related parties- Long term(1)	248,775	261,804	274,184
Deferred charges	24,327	25,541	25,723
Other long-term assets	51,252	52,154	53,140

Total assets	2,944,090	2,938,692	2,896,128

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term and current portion of long term interest bearing debt	209,378	222,444	150,342
Other current liabilities	18,315	24,727	19,385
Amount due to related parties	6,704	17,032	4,421

Long term
Long term interest bearing debt	1,689,905	1,692,445	1,760,122
Other long term liabilities	112,327	95,483	104,767

Stockholders' equity(2)	907,461	886,561	857,091
Total liabilities and stockholders' equity	2,944,090	2,938,692	2,896,128

(1)
Four of our subsidiaries, related to five of our units, were accounted for as 'Investments in associate' at quarter end. Our investment is a combination of equity classified as 'Investment in associate' and intercompany loans classified as 'Amount due from related parties, long term'.

(2)
As of June 30, 2012, 'Stockholders' equity' excludes $159.2 million of deferred equity which is being recognized over time. In connection with the initial and subsequent acquisitions of vessels from Frontline, Ship Finance has accounted for the difference between the historical cost of the vessels and the net investment in the lease as a deferred equity contribution. This deferred equity contribution is shown as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the transfer of the vessel and the subsequent charter. This deferred equity is amortized to 'Stockholders' equity' in line with the charter payments received from Frontline.

SHIP FINANCE INTERNATIONAL LIMITED
 SECOND QUARTER 2012 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Jun, 30	Mar 31,	2011
	2012	2012	(audited)
OPERATING ACTIVITIES
Net income	61,226	38,952	131,175
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortisation	14,288	15,019	54,243
Impairment adjustment to investment	463	2,890	-
Adjustment of financial derivatives to market value	(335)	(855)	4,408
Gain on sale of assets and termination of charters	(21,704)	(2,222)	(8,468)
Gain on sale of associate	-	-	(4,064)
Result in associate	(11,219)	(11,441)	(50,902)
Stock based compensation	170	156	1,408
Gain on re-purchase of Company Bonds	(49)	(80)	(521)
Other	(657)	(233)	(571)
Change in operating assets and liabilities	(24,312)	(11,898)	36,953
Net cash provided by operating activities	17,871	30,288	163,661

INVESTING ACTIVITIES
Repayment of investments in finance leases	14,471	15,498	204,874
Restricted cash released/(placed)	-	-	5,601
Proceeds from sale of vessel/new buildings	(1,883)	25,891	71,461
Net investment in newbuildings and vessel deposits	(11,419)	(44,243)	(156,223)
Purchase of vessels	-	-	(151,562)
Cash arising from sale of associate	-	-	37,048
Cash received from /(Investment in) associates(1)	14,163	13,493	56,702
Other assets / investments	678	-	(73,763)
Net cash (used in) provided by investing activities	16,010	10,639	(5,862)

FINANCING ACTIVITIES
Proceeds from long and short term debt	24,948	44,074	408,592
Expenses paid in connection with securing finance	(204)	(1,241)	(17,822)
Repayment of long and short term debt	(36,306)	(42,611)	(394,747)
Re-purchase of Company bonds	(764)	(741)	(23,230)
Cash settlement of derivatives	-	-	-
Cash received from share issue	-	-	-
Payments in lieu of issuing shares for exercised share options	(1,455)
Cash dividends paid	(30,898)	(23,737)	(122,644)
Net cash provided by (used in) financing activities	(44,679)	(24,256)	(149,851)

Net (decrease) increase in cash and cash equivalents	(10,798)	16,671	7,948
Cash and cash equivalents at start of period	111,586	94,915	86,967
Cash and cash equivalents at end of period	100,788	111,586	94,915

(1)
Four of our subsidiaries, related to five of our units, were accounted for as 'Investments in associate' during the quarter. The 'Cash received from/ (Investment in) associates' is only a part of the contribution from these subsidiaries. The balance is recorded as 'Interest income from associates and long term investments' and reflected in the Company's Income Statement.

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
 SECOND QUARTER 2012 (UNAUDITED)

Please note that full preliminary accounts for SFL West Polaris Limited (West Polaris), SFL Deepwater Ltd (West Hercules and West Taurus), Bluelot Shipping Company Ltd. (CMA CGM Magellan), and Corte Real Ltd (CMA CGM Corte Real) are available from the Company's website: www.shipfinance.org.

Selected income statement data for the three months ended June 30, 2012

	SFL West Polaris	SFL Deepwater	CMA CGM Magellan/	Total
(in thousands of $)	Limited	Ltd	Corte Real(1)
Charter revenues - finance lease	31,153	47,006	-	78,159
Revenues classified as Repayment of investment in finance leases	(20,746)	(29,395)	-	(50,141)
Charter revenues - operating lease			9,869	9,869
Total operating expenses	-	-	(8,732)	(8,732)
Interest expense, related party(2)	(1,631)	(3,263)	-	(4,894)
Interest expense, other	(5,949)	(7,093)	-	(13,042)
Other items	-	-	-	-
Net income(3)	2,827	7,255	1,137	11,219

(1)	"CMA CGM Magellan / Corte Real" represents the combined financial figures from the two companies leasing the container vessels CMA CGM Magellan and CMA CGM Corte Real
(2)	'Interest expense, related party' from these subsidiaries appears in the Company's consolidated income statement as 'Interest income from associate and long term investments'
(3)	'Net income' from these subsidiaries appears in the Company's consolidated income statement as 'Results in associate'.

Selected balance sheet data as of June 30, 2012

	SFL West Polaris	SFL Deepwater	CMA CGM Magellan/	Total
(in thousands of $)	Limited	Ltd	Corte Real(1)
Cash and cash equivalents	-	-	-	-
Investment in finance leases	569,401	1,182,027	-	1,751,428
Other assets	11,202	20,844	5,665	37,711
Total assets	580,603	1,202,871	5,665	1,789,139

Short term and current portion of long term interest bearing debt	56,083	119,167	-	175,250
Other current liabilities	4,467	6,828	-	11,295

Long term interest bearing debt	375,000	761,584	-	1,136,584
Long term loans from shareholders, net	76,080	172,695	-	248,775
Other long term liabilities	4,371	9,276	-	13,647

Stockholders equity(2)	64,602	133,321	5,665	203,588

Total liabilities and stockholders' equity	580,603	1,202,871	5,665	1,789,139

(1)	"CMA CGM Magellan / Corte Real" represents the combined financial figures from the two companies leasing the container vessels CMA CGM Magellan and CMA CGM Corte Real
(2)	'Stockholder's equity' from these subsidiaries appears in the Company's consolidated balance sheet as 'Investment in associate'.

APPENDIX 1: RECONCILIATION OF NET INCOME TO EBITDA
 SECOND QUARTER 2012 (UNAUDITED)

EBITDA	Three months ended		Full year
(in thousands of $)	Jun, 30 2012	Mar, 31 2012	2011
Net income	61,226	38,952	131,175

Add:
Mark to Market of Derivatives	(335)	(855)	4,408
Other financial items	(9)	594	2,111
Amortisation of deferred charges	1,415	1,421	7,131
Interest expense	21,635	22,929	96,247
Interest income, other	(1,137)	(618)	(1,550)
Interest income from associates and long term investments	(5,653)	(5,652)	(21,851)
Results in associate	(11,219)	(11,441)	(50,902)
Depreciation	13,533	14,261	49,929
Long-term investment impairment charge	463	2,890	-
Gain on sale of assets and termination of charters	(21,704)	(2,222)	(8,468)
Gain on sale of associate	-	-	(4,064)
Revenues classified as Repayment of investment in finance leases	14,754	15,777	205,910
Compensation payments on Frontline charters	-	-	(106,000)
Other reconciling items	(998)	(1,061)	(2,633)
Investment in associate
Charter revenues - finance lease	78,159	78,028	365,294
Charter revenues - operating lease	9,869	9,711	28,607
Total operating expenses	(8,732)	(8,608)	(25,199)

EBITDA	151,267	154,106	670,145

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: September 5, 2012	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Chief Executive Officer
Ship Finance Management AS